I, Brianna Cook, certify that:

(1) the financial statements of IoTeedom Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of IoTeedom Inc. included in this Form reflects accurately the information reported on the tax return for filed for the fiscal year ended December 31st 2019.

DocuSigned by:

Brianna Cook

D4A8898E2C84458...

Brianna Cook
CEO

Date:

6/10/2020

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.